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Exhibit 10.2

As of August 1, 2001

Ms. Annette Gardner
3003 Terramar Street
Fort Lauderdale, FL 33304

Dear Ms. Gardner:

Cross Country, Inc. (f/k/a Cross Country Staffing, Inc.), a Delaware corporation (the "Company"), hereby agrees to employ you and you hereby agree to accept such employment under the following terms and conditions:

1.    Term of Employment.    Except for earlier termination as provided in Section 9 below, your employment under this Agreement shall be for a term commencing as of the date hereof (the "Effective Date"), and terminating on December 31st immediately following the fourth anniversary of the Effective Date (the "Term").

2.    Compensation.

(a)    Subject to the provisions of Section 3(c) below, you shall be compensated for all services rendered by you under this Agreement at the rate of $206,000 per annum, increasing on August 1st of each year at a rate of 3% (such salary, as it may from time to time be increased, is hereinafter referred to as the "Base Salary"), payable in such manner as is consistent with the Company's payroll practices for executive employees. Prior to August 1st of each year, the Board of Directors shall review your performance, the earnings of the Company during the prior year, and the Company's economic prospects for the coming year, and shall consider in its sole discretion whether to increase, but in no event decrease, the Base Salary payable to you hereunder.

(b)    During the Term, you shall be eligible to receive an incentive bonus (the "Incentive Bonus") as and to the extent set forth on Exhibit 1 annexed hereto.

3.    Duties.

(a)    You shall serve as President of the Company's per diem nurse staffing subsidiary, Cross Country Local, Inc. ("Cross Country Local"), subject to the direction and control of the Board of Directors of the Company. You shall report directly to the Chief Executive Officer of the Company. In such capacity, you shall have such duties, responsibilities and authority as are customary of a president in similarly situated subsidiaries of the Company; provided, however, you shall not be required to perform any acts that will cause you to breach the Healthstaf Restrictive Covenants (as defined in Section 10(a) hereof). Cross Country Local shall not engage in per diem nurse staffing in any geographic location restricted under the Healthstaf Restrictive Covenants (the "Restricted Region") during the applicable restricted period (the "Restricted Period") and any division, subsidiary or controlled affiliate of the Company may provide per diem nurse staffing in the Restricted Region during the Restricted Period. Within six months following the lapse of the Restricted Period, unless Cross Country Local has not met its quarterly revenue and EBITDA projections set forth on Schedule A for two consecutive quarters, any per diem nurse staffing that is being carried out by any division, subsidiary or controlled affiliate of the Company (other than Cross Country Local or by a business that the Company may acquire, the name of which has previously been disclosed to you by the Company in a letter dated April 2002 (the "Acquisition Target")) in the Restricted Region at the end of the Restricted Period shall be transferred to and assumed by Cross Country Local, to the extent reasonably practicable.

(b)    You shall devote your full business time, energies and attention to the business and affairs of Cross Country Local and E-Staff, Inc. during the first year of the Term, and you shall devote your full business, time, energies and attention to the business and affairs of Cross Country Local for the following 17 months of the Term; provided, however, that you (i) shall be permitted to maintain your ownership interests in Bates and Associates Inc. and A&J's Pearl, Ltd., and may continue to be involved with those companies on a strategic planning and advisory level and receive compensation from them and (ii) shall be free to participate in board, civic and charitable activities, so long as such activities described in clauses (i) and (ii) do not interfere with your duties and responsibilities to the Company hereunder. As soon as reasonably practicable, the Company shall use its commercially reasonable efforts to hire a chief operating officer of E-Staff (who shall be subject to your approval), on terms that are competitive for the industry in which E-Staff operates. The Company shall use its commercially reasonable efforts to employ a COO of E-Staff during at least the first 28 months of the Term and during such period, the COO shall report to and be supervised by you, subject to the direction and control of the Board of the Company.

(c)    Beginning January 1, 2004, you shall devote your time, energies and attention to the business and affairs of Cross Country Local, and you shall be entitled, at your discretion, to work on a flexible work schedule, so long as you work at least four 8-hour days every two weeks. For each business day on and after January 1, 2004 for which you do not work a full 8-hour day, your Base Salary will be reduced by .4167%; provided, however, that nothing in this Section 3(c) is intended to, or shall be deemed to, disqualify you from any other benefits to which you are otherwise entitled under this Agreement unless the law or the terms of any benefit plan provide otherwise.

(d)    You shall, except as otherwise provided herein, be subject to the Company's rules, practices and policies applicable to the Company senior executive employees.

4.    Benefits.

(a)    In addition to the benefits set forth in Section 4(b) and 4(c) below, you shall be entitled to such benefits, if any, as are generally provided by the Company to its senior executive employees including, without limitation, personal leave, sick leave, vacation leave and holiday leave. You also shall have the benefit of any life and medical insurance plans, pensions and other similar plans as the Company may have or may establish from time to time for its senior executive employees, however, participation in certain plans may be limited by residency restrictions. The foregoing, however, shall not be construed to require the Company to establish any such plans or to prevent the Company from modifying or terminating any such plans, and no such action or failure thereof shall affect this Agreement. Notwithstanding anything herein to the contrary, for purposes of calculating vesting and coverage waiting periods under any benefit plan or policy (including 401(k) Plan), to the extent that such plans or policies will so allow without the payment of additional monies or fees, the applicable start date of employment shall be deemed to be the date of your employment by E-Staff.

(b)    As of October 1, 2000, you received incentive stock options to purchase up to 13,000 shares (on a pre-split basis) of Class A Common Stock, $.01 par value per share of the Company (the "Company Options") under the Company's Equity Participation Plan (the "Plan"), which Company Options vest over a four year period, in such percentages and at such rates and other terms set forth in the Stock Option Agreement dated as of October 1, 2000 between you and the Company.

(c)    The salary and bonus set forth in Section 2 (as modified by Section 3) and the benefits set forth in Section 4 (collectively, "Compensation and Benefits") shall be the full consideration for the services to be rendered by you to the Company and its subsidiaries hereunder. The Company shall deduct or cause to be deducted from your Compensation and Benefits all taxes and amounts required by law to be withheld. Notwithstanding anything in this Section 4 to the contrary, you will be entitled to at least four weeks of vacation each year (earned pro rata over the course of each year, with a maximum accrual at any given time of four weeks), provided, however, beginning January 1, 2004, vacation time shall be prorated, on a percentage basis, based upon the number of days worked.

5.    Expenses.    The Company will reimburse you for reasonable expenses, including travel expenses (including expenses for car rental outside of the Philadelphia, PA metropolitan area and up to $650 per month for car expenses in lieu of car rentals for car usage in the Boca Raton metropolitan area) incurred by you in connection with the business of the Company, up to $10,000.00 per year for the accompanying travel of your domestic partner, and up to $5,000 per year for expenses related to professional and business organizations that you join in furtherance of your duties to the Company outlined in Section 3 hereof upon the presentation by you to the Chief Financial Officer of the Company of appropriate substantiation for such expenses.

6.    Restrictive Covenants.

(a)    During such time as you shall be employed by the Company or its subsidiaries, and for a period of three years thereafter, with respect to Sections 6(a)(i) and (iii) below, and during the first year of the Term (or such lesser period if your employment is terminated earlier) and for a period of three years thereafter with respect to Section 6(a)(ii) below, you shall not, without the written consent of the board of directors of the Company, directly or indirectly become associated with, render services to invest in, represent, advise or otherwise participate as an officer, employee, director, stockholder, partner, agent of or consultant for, any business in the United States which (i) is competitive with the business in which Cross Country Local is engaged during your employment and at the time your employment with the Company ceases, (ii) is competitive with the business in which E-Staff is engaged during the first year of the Term (or, up to the date your employment terminates, if earlier), or (iii) is engaged in travel nurse staffing. Notwithstanding anything in the prior sentence to the contrary, (1) after you are no longer employed by the Company or any of its subsidiaries, you shall not be restricted from engaging in per diem nurse staffing outside of a 50-mile radius from any locations in which the Cross Country Local had offices during your employment or has offices at the time your employment with the Company ceases and, (2) nothing herein shall prevent you from acquiring up to 3% of the securities of any company listed on a national securities exchange or quoted on the NASDAQ quotation system, provided your involvement with any such company is solely that of a stockholder. If your employment hereunder shall be terminated during the Term by you with Good Reason (as defined below) or by the Company without Just Cause (as defined below), then the foregoing noncompetition covenant shall only be effective for the applicable above-stated period after such termination; provided (A) the Company so elects and (B) the Company pays to you (i) six months of your Base Salary in effect at the time of such termination, and (ii) the cost to provide six months of any life and medical insurance benefits you were receiving at the time of such termination pursuant to Section 4 of this Agreement (collectively, the "Total Payment") over a six-month period and in accordance with the Company's regular payroll practices. Any payments made by the Company to you pursuant to Section 9(e) or 9(f) hereof shall be credited against the Total Payment obligation in this Section 6, although nothing in this Section 6 shall be construed to limit the Company's obligations under such sections. The Company shall provide you written notice of the exercise of its rights in the immediately preceding sentence within thirty (30) days of the date of the termination of your employment and shall be obligated to make such Total Payment if the Company exercises its rights, or if such notice is not given, the Company shall be deemed to have irrevocably waived such rights and you shall not be subject to the non-competition covenant in this Section 6(a).

(b)    The parties hereto intend that the covenant contained in this Section 6 shall be deemed a series of separate covenants for each country, state, county and city in which the Cross Country Local's and E-Staff's business is conducted. If, in any judicial proceeding, a court shall refuse to enforce all the separate covenants deemed included in this Section 6 because, taken together, they cover too extensive a geographic area, the parties intend that those of such covenants (taken in order of the countries, states, counties and cities therein which are least populous) which if eliminated would permit the remaining separate covenants to be enforced in such proceeding shall, for the purpose of such proceeding, be deemed eliminated from the provisions of this Section 6.

7.    Confidentiality.    Non-Interference and Proprietary Information.

(a)    Confidentiality.    In the course of your employment by the Company hereunder and your employment by Cross Country Local, E-Staff and E-Staff, Inc., a Pennsylvania corporation ("Former E-Staff"), you will have and have had access to confidential or proprietary data or information of the Company and its subsidiaries, Former E-Staff and their respective operations. You will not, in any capacity, at any time divulge, communicate, disclose or make available to any person nor shall you direct any Company employee to divulge, communicate, disclose or make available to any person (other than to a person bound by confidentiality obligations similar to those contained herein and other than as necessary in performing your duties hereunder) or use to the detriment of the Company or any of its subsidiaries or for the benefit of any other person, any of such data or information. The provisions of this Section 7(a) shall survive your employment hereunder, whether by the normal expiration thereof or otherwise. The term "confidential or proprietary data or information" as used in this Agreement shall mean information relating to the Company, its subsidiaries or any of its affiliates not generally available to the public or generally known within the scheduling, training service or per diem nurse staffing industry, including, without limitation, personnel information, financial information, customer lists, supplier lists, trade secrets, information regarding operations, systems, services, know-how, computer and any other processed or collated data, computer programs, pricing, advertising data, data models and schema, source code, object code, manual, product specification or plan for a new or revised service or product, any lists relating to the foregoing, and any business, marketing, financial or sales record, data plan, or survey, and any other record or information relating to the present or future business, services or products of the Company or any of its affiliates. Notwithstanding anything to the contrary contained in this Section 7, the term "confidential or proprietary data or information" shall not include any information which (i) has been rightly received from a third party without restriction or breach of this Agreement or (ii) is required to be disclosed by law, regulation or court order, provided, however, that you shall provide the Company with notice at least 15 days prior to your disclosure of such information, to the extent reasonably practicable.

(b)    Non-Interference.    You agree that you will not for your own account or for the account of any other person, directly or indirectly: (i) tortuously interfere with the Company's or any of its subsidiary's relationship with any of its suppliers, customers or employees during the Term and any time after termination of this Agreement, (ii) during the Term and for three years after termination of this Agreement, employ, engage, interfere with, solicit or endeavor to entice away any person who is or was an employee, subcontractor or consultant of Cross Country Local, or (iii) during the first year of the Term (or such lesser period if your employment is terminated earlier) and until three years thereafter, employ, engage, interfere with, solicit or endeavor to entice away any person who is or was an employee, subcontractor or consultant of E-Staff; provided, however that (i) you may employ (a) your personal assistant after this Agreement is terminated and (b) any other person who has not been employed by the Company or any of its subsidiaries or affiliates in any capacity during the trailing six months prior to the date of such person's expected employment by you, and (ii) nothing in this Section shall prohibit Bates and Associates Inc. (of which you are a shareholder) from engaging in executive search and consulting services in the healthcare field or soliciting persons in connection with such business.

(c)    Proprietary Information and Disclosure.    You agree that you will at all times promptly disclose to the Company (which, for the purposes of this Section 7, shall include the Company and any subsidiaries and affiliates of the Company), in such form and manner as the Company may reasonably require, any inventions, improvements or procedural or methodological innovations, developments, programs, methods, forms, systems, data models and schema, services, designs, analysis, drawings, reports, marketing ideas, products or processes (whether or not capable of being trademarked, copyrighted or patented) and all components and derivatives thereof, whether completed or not, conceived, developed, made, implemented, delivered or created by you during or in connection with your employment hereunder and which relate to the Company's or any subsidiaries' or affiliates' actual or anticipated business, research and development, or existing or future products or services ("Intellectual Property"). You agree that (i) all such Intellectual Property is and shall be the sole property of the Company, (ii) all right, title, and ownership interest (throughout the universe, in all media, now existing or created in the future, for all versions and elements, in all languages, and for the entire duration of such rights) in such Intellectual Property lie, at creation, exclusively with the Company, and (iii) you reserve no rights in such Intellectual Property. You further agree that you will execute such instruments and perform such acts as may reasonably be requested by the Company to transfer to, and perfect in the Company all legally protectible rights in, such Intellectual Property.

(d)    Return of Property.    All written materials, records and documents made by you or coming into your possession during your employment concerning any products, processes or equipment, manufactured, used, developed, investigated or considered by the Company or otherwise concerning the business or affairs of the Company, shall be the sole property of the Company, and upon termination of your employment, or upon request of the Company during your employment, you shall promptly deliver same to the Company. In addition, upon termination of your employment, or upon request of the Company during your employment, you will deliver to the Company all other Company property in your possession or under your control, including, but not limited to, financial statements, marketing and sales data, patent applications, drawings and other documents, and all Company credit cards and automobiles.

8.    Equitable Relief.    With respect to the covenants contained in Sections 6 and 7 of this Agreement, you agree that any remedy at law for any breach of said covenants may be inadequate and that the Company shall be entitled to specific performance or any other mode of injunctive and/or other equitable relief to enforce its rights hereunder or any other relief a court might award. The existence of any claim or cause of action that you or any such other person may have against the Company shall not constitute a defense or bar to the enforcement of any of the covenants contained in Sections 6 and 7 hereof.

9.    Earlier Termination.    Your employment hereunder shall terminate prior to the expiration of the Term on the following terms and conditions:

(a)    This Agreement shall terminate automatically on the date of your death.

(b)    This Agreement shall be terminated if you are unable to perform your duties hereunder for 120 days (whether or not continuous) during any period of 180 consecutive days by reason of physical or mental disability. The disability shall be deemed to have occurred on the 120th day of your absence or lack of adequate performance.

(c)    This Agreement shall terminate immediately upon the Company's sending you written notice terminating your employment hereunder for "Just Cause," which shall mean only one or more of the following: (i) an act or acts of fraud or dishonesty by you which results in the personal enrichment of you or another person or entity at the expense of the Company; (ii) your admission, confession or conviction of (X) any felony (other than third-degree vehicular infractions), or (Y) any other crime or offense involving misuse or misappropriation of money or other property; (iii) your continued material breach of any obligations or representations under this Agreement 30 days after the Company has given you notice thereof in reasonable detail, if such breach has not been cured by you during such period; and (iv) your gross negligence or willful misconduct with respect to your duties or gross misfeasance of office.

(d)    This Agreement shall terminate immediately upon the Company's sending you written notice terminating your employment hereunder for any reason or for no reason (other than as set forth in Section 9 (c)).

(e)    Upon a termination due to an event described in Section 9(a), 9(b) or 9(c) hereof, the Company's sole obligation to you shall be to pay you the earned but unpaid portion of your Base Salary in effect at the time up to the date of termination (which shall be paid as and when such amounts would have been due had your employment continued) and, except in the case of a termination pursuant to Section 9(c), a pro rata portion of the Incentive Bonus which would have been due to you for the year during which the termination occurs. Upon a termination by the Company due to an event described in Section 9(d) hereof, the Company's sole obligation to you shall be to pay you your Base Salary in effect at the time and the Incentive Bonus that would have been due to you for the remainder of Term (which shall be paid as and when such amounts would have been due had your employment continued); provided, however, such amount will be paid only if you first execute and deliver to the Company a general release agreement (in form acceptable to the Company), with such release agreement providing for, among other things, the full release of the Company, its owners, subsidiaries, directors, managers, officers, employees, executives, representatives, agents, predecessors, successors and assigns.

(f)    This Agreement shall terminate immediately upon your sending the Company written notice terminating your employment hereunder for "Good Reason," which shall mean the occurrence of any one or more of only the following events: (a) a material decrease in your responsibilities or authority which is not cured within thirty (30) days after notice thereof from you to the Company; or (b) a decrease in your Base Salary. Upon any such termination, the Company's obligation to you shall be to pay you your Base Salary in effect at the time and the Incentive Bonus that would have been due to you for the remainder of the Term (which shall be paid as and when such amounts would have been due had your employment continued); provided, however, such amount will be paid only if you first execute and deliver to the Company a general release agreement (in form acceptable to the Company), with such release agreement providing for, among other things, the full release of the Company, its owners, subsidiaries, directors, managers, officers, employees, executives, representatives, agents, predecessors, successors and assigns.

(g)    This Agreement shall terminate thirty (30) days following receipt by the Company from you of written notice terminating your employment hereunder without Good Reason, in which event you shall have no further liabilities or obligations hereunder, other than pursuant to Sections 6, 7, 8 and 10(b) hereof and the Company's sole obligation to you shall be to pay you the earned but unpaid portion of your Base Salary in effect at the time up to the date of termination (which shall be paid as and when such amounts would have been due had your employment continued).

(h)    Except as specifically set forth in Sections 9(e) and 9(f) hereof, upon termination of this Agreement, the Company's obligations hereunder shall cease.

(i)    Notwithstanding anything herein to the contrary, you shall have no obligation to mitigate damages, and except for the offset provided in Section 6(a), the Company shall have no right to offset any sums earned by you or on your behalf against any amounts payable by the Company under this Agreement.

10.    Representations and Warranties; Indemnity.

(a)    You hereby represent and warrant to the Company that (i) there are no restrictions, agreements or understandings whatsoever to which you are a party which would prevent or make unlawful your execution of this Agreement or your employment hereunder, (ii) your execution of this Agreement and your employment hereunder shall not constitute a breach or violation of any law, contract, agreement or understanding, oral or written, to which you are a party or by which you are bound, (iii) you are free and able to execute this Agreement and to enter into employment with the Company, (iv) you have not violated nor are you in violation of any law, regulation, rule, order, stipulation or the like relevant to the Company's business, (v) this Agreement is your valid and binding obligation, enforceable in accordance with its terms, (vi) the Company has made available to you the opportunity to ask questions and receive answers from the Company concerning the Company and review information relating to the Company, and (vii) you have relied solely upon your own investigations and the advice of third parties (hired by you on your behalf) in determining to enter into this Agreement. The foregoing representations and warranties shall forever survive the termination of this Agreement. Notwithstanding anything in this Section or any other section of this Agreement to the contrary, the Company acknowledges that you are subject to certain restrictive covenants in favor of Nurseworks, Inc. and Healthstaf Medical Services, Inc., which are set forth in Exhibit 10 to this Agreement (the "Healthstaf Restrictive Covenants"), and the Company agrees that your compliance with such restrictions shall not constitute a breach by you of this Agreement. If, due to the performance of your duties in compliance with the terms of this Agreement, legal proceedings are commenced against you or Former E-Staff pursuant to the Healthstaf Restrictive Covenants, the Company shall indemnify, defend (and control such defense) and hold you harmless from and against any and all actual out-of-pocket, reasonable third-party costs and expenses (including reasonable attorneys' fees) incurred by you and any judgments, orders or settlements obtained by a third party to be paid by you (and to which the Company has consented in writing, if such judgments, orders or settlements are negotiated by the parties) arising from such legal proceedings.

(b)    In addition to all other rights and remedies that the Company has at law and equity, during the Term and thereafter, in the event of a breach by you of any representation, warranty, covenant or agreement contained in this Agreement, you shall, at such time, indemnify, defend and hold harmless the Company, its affiliates, and their stockholders, owners, members, directors, managers, officers, employees, executives, representatives and agents from and against any and all losses, liabilities, costs and expenses (including, but not limited to, reasonable attorney's fees) arising from any such breach by you.

11.    Effectiveness; Entire Agreement; Modification.

(a)    The provisions of Section 7(b) hereof shall only become effective at such time as the obligations under Section 7(b) of that certain Asset Purchase Agreement dated as of July 21, 2000 among the Company, you and Former E-Staff (the "Asset Purchase Agreement") are determined by a court of competent jurisdiction to be unenforceable or are terminated prior to the date of termination set forth in the Asset Purchase Agreement, unless with the parties' written consent.

(b)    This Agreement, together with Article 7 of the Asset Purchase Agreement, constitutes the full and complete understanding of the parties and supercede all prior agreements between the parties, E-Staff, Former E-Staff and their respective affiliates with respect to your employment arrangements, including that certain Letter of Intent dated June 13, 2000 and that certain Employment Agreement dated July 21, 2000 (the "Prior Agreements"). By executing this Agreement, you hereby release the Company and its affiliates, effective as of the Effective Date, from all obligations to you under the Prior Agreements. No representations, inducements, promises, agreements or understandings, oral or otherwise, have been made by either party to this Agreement, or anyone acting on behalf of either party, which are not set forth herein, and any others are specifically waived. This Agreement may not be modified or amended except by an instrument in writing signed by the party against which enforcement thereof may be sought.

12.    Severability.    Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

13.    Waiver of Breach.    The waiver of either party of a breach of any pro vision of this Agreement, which waiver must be in writing to be effective, shall not operate as or be construed as a waiver of any subsequent breach,

14.    Notices.    All notices hereunder shall be in writing and shall be sent by express mail or by certified or registered mail, postage prepaid, return receipt requested, if to you, to your residence as listed in the Company's records with a copy to Blank Rome Comisky and McCauley LLP, Attn: Alan L. Zeiger, Esq., and if to the Company, c/o Cross Country, Inc., 6551 Park of Commerce Boulevard, Boca Raton, Florida 33431, Attn.: Joseph Boshart with a copy to Proskauer Rose LLP, 1585 Broadway, New York, New York 10036, Attn.: Stephen W. Rubin, Esq.

15.    Assignability; Binding Effect.    This Agreement is a personal employment contract for your personal services, and your rights and duties hereunder shall not be assignable or delegable by you. This Agreement shall be binding upon and inure to the benefit of you, your legal representatives, heirs and distributees, and shall be binding upon and inure to the benefit of the Company, its successors and assigns.

16.    Governing Law.    All questions pertaining to the validity, construction, execution and performance of this Agreement shall be construed and governed in accordance with the laws of Florida without regard to the conflicts or choice of law provisions thereof.

17.    Headings.    The headings of this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

18.    Counterparts.    This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

19.    Disputes.    In the event of any dispute under this Agreement, the non- prevailing party shall pay all legal fees and expenses of the prevailing party.

If this letter correctly sets forth our understanding, please sign the duplicate original in the space provided below and return it to the Company, whereupon this shall constitute the employment agreement between you and the Company effective and for the term as stated herein.

CROSS COUNTRY, INC.
By:	/s/ JOSEPH A. BOSHART Name: Joseph A. Boshart Title: President and CEO

Agreed as of the date first above written:

/s/ ANNETTE GARDNER Annette Gardner

Exhibit 1

        If both the revenue and Adjusted EBITDA (as defined below) of Cross Country Local are equal to or greater than the amounts set forth in the table named "Targeted Amounts" below, for each year during 2002-2005 you shall be entitled to receive, as additional incentive compensation, a percentage of Cross Country Local's Adjusted EBITDA for such year, in the amounts as set forth in the table "% of Adjusted EBITDA (Plan)" below.

Targeted Amounts

	2002	2003	2004	2005
	(in thousands)
Revenue	$25,016	$44,810	$68,499	$100,049
Adjusted EBITDA	$1,195	$4,270	$8,257	$13,004

                % of Adjusted EBITDA (Plan)

2002	2003	2004	2005
10%	11%	15%	16%

If either the revenue or Adjusted EBITDA of Cross Country Local is less than the amounts set forth in the table "Targeted Amounts" above for any year during 2002-2005, you shall be entitled only to receive, as additional incentive compensation, a percentage of Cross Country Local's Adjusted EBITDA for such year, as set forth in the table named "Reduced %" below, in lieu of the percentage of Adjusted EBITDA for such year set forth in the table "% of Adjusted EBITDA (Plan)" above:

Reduced %

2002	2003	2004	2005
10%	8%	6%	5%

The "Adjusted EBITDA" means EBITDA of Cross Country Local, calculated in accordance with GAAP, without taking into account all Corporate Overhead Expenses (defined below) of Cross Country Local. To the extent that the Company (or any of its subsidiaries) enters into contracts to provide per diem nurse staffing in the Restricted Region prior to the expiration of the Restricted Period, unless Cross Country Local has failed to met its revenue and EBITDA projections for the prior two consecutive quarters as set forth in Schedule A or if such business is being conducted by the Acquisition Target, any such contract existing as of the date that the Restricted Period terminates will, to the extent practicable, be transferred to and assumed by Cross Country Local and all revenue under such contracts shall be counted for purposes of the Adjusted EBITDA calculations; provided, however, that the Adjusted EBITDA for each year shall be reduced by the net profit earned on account of such transferred contracts for the fiscal year immediately preceding the year in which the transfer and assumption occurs. Up to an aggregate of $1,000,000 of selling and operating expenses of Cross Country Local will be excluded from the calculation of Adjusted EBITDA for the year in which such expense was incurred. "Corporate Overhead Expenses" shall mean expenses for Accounting Services, Legal Services, Audit Services, General Liability Insurance Coverage, General Furniture, Personnel Furniture (G&A), Personnel Furniture (Staffing), Personnel Furniture (VM), Personnel Furniture (SG&A), Servers, Phone Systems, and Server Software (email, website, back office).

The calculation of Adjusted EBITDA shall be made within 90 days after the end of each fiscal year by the Company's independent accountants, which calculations shall be subject to the reasonable review, audit and verification by your accountants. Payment of incentive compensation, if any, shall be made by the Company within 10 business days following such calculation. To the extent there is a dispute as to the amount of payment, the Company shall have the obligation to pay any undisputed portion within such time frame.

Except as described below, no bonus payable to you pursuant to this Exhibit 1 shall exceed $1 million in any year (the "Annual Cap") and the aggregate amount of all incentive bonuses paid shall not exceed $4 million (the "Cumulative Cap"), provided that if the bonus amount that you earn for any year would have been less than Annual Cap (the "Unused Amount"), you shall be entitled to add such Unused Amount to the Annual Cap for the following year during 2003-2005 (but under no circumstances shall the Cumulative Cap be exceeded).

If Cross Country Local's revenue is greater than $89,621,000 for the year ending December 31, 2003, $136,998,000 for the year ending December 31, 2004 or $200,099,000 for the year ending December 31, 2005, then the Annual Cap shall be increased to $2 million for the year in which such revenue amount was exceeded and the Cumulative Cap shall be increased to $8 million. The treatment of the Unused Amount shall also apply to the increased Annual Cap.

Exhibit 10

         During the period that ends three (3) years from July 20, 1999, you may not, directly or indirectly:

(a)  engage or participate in any way, as an owner, officer, partner, member, employee, agent, independent contractor, board member, stockholder or otherwise, in any activities that are competitive with or directly or indirectly related to the business of providing temporary medical staffing services anywhere within seventy-five (75) miles of the city limits of the cities of Bala Cynwyd, Pennsylvania, San Diego, California, and Ft. Lauderdale, Florida; provided, however, that Executive may sell, develop, and consult with regard to scheduling software in any geographic area, so long as such activities do not otherwise violate this provision;

(b)  solicit or otherwise encourage any officer, employee, agent or independent contractor of Nurseworks, Inc. ("NWI"), Healthstaf Medical Services, Inc. ("Healthstaf"), or the subsidiaries or affiliates of Healthstaf to terminate or alter his or her employee, agent or independent contractor relationship with NWI, Healthstaf, or its subsidiaries or affiliates;

(c)  solicit or interfere with, in any way, as an owner, officer, partner, member, employee, agent, independent contractor, board member, executive or otherwise, the customers or suppliers of NWI or Healthstaf, or in any such capacity solicit orders from any customers of NWI, Healthstaf, or any of its subsidiaries or affiliates; and

(d)  notwithstanding items (a) through (c) above, ownership, in and of itself, of not more than three percent (3%) or a class of equity securities issued by any competitor of Healthstaf listed on any national securities exchange or interdealer quotation system shall not be deemed a violation of items (a) through (c) above.

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  Exhibit 10.2
  Exhibit 1
Targeted Amounts
% of Adjusted EBITDA (Plan)
Reduced %
  Exhibit 10